UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GORES HOLDINGS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

382866 101

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382866 101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Gores Sponsor LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 47-4168279
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,325,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,325,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,325,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4. Gores Sponsor LLC owns 9,325,000 shares of Class F common stock of the Issuer which are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-205734).

CUSIP No. 382866 101	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,325,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,325,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,325,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4.

Item 1(a).	Name of Issuer

Gores Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

9800 Wilshire Blvd.

Beverly Hills, CA 90212

Item 2.	(a) Name of Person Filing

This statement is filed by the entities and the person listed below, all of whom together are referred to herein as the “Reporting Persons”:

Gores Sponsor LLC (“Gores Sponsor”)

Alec Gores

(b) Address of Principal Business Office or, if none, Residence

All Reporting Persons:

Gores Holdings, Inc.

9800 Wilshire Blvd.

Beverly Hills, CA 90212

(c) Citizenship

Citizenship of Gores Sponsor: Delaware.

Citizenship of Alec Gores: United States

(d) Title of Class of Securities

Class A common Stock, par value $0.0001 per share (the “Common Stock”)

(e) CUSIP Number

382866 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

N/A

Item 4.	Ownership

(a) Amount beneficially owned:

As of December 31, 2015, the Reporting Persons may be deemed to beneficially own 9,325,000 shares of the Issuer’s Class F common stock (the “Class F Common Stock”) which is automatically convertible into the Issuer’s Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-205734). The shares of Class F Common Stock represent in the aggregate 19.9% of the Issuer’s total number of shares of Common Stock and Class F Common Stock outstanding. The percentage of Common Stock held by the Reporting Persons is based upon the 37,500,000 shares of Common Stock and the 9,375,000 shares of Class F Common Stock that are outstanding as of December 31, 2015 as provided by the Issuer’s transfer agent.

Gores Sponsor is controlled indirectly by Alec Gores. Mr. Gores may be deemed to beneficially own 9,325,000 shares of the Issuer’s Class F Common Stock and ultimately exercises voting and dispositive power of the securities held by Gores Sponsor. Voting and disposition decisions with respect to such securities are made by Mr. Gores. Mr. Gores disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

Each of Gores Sponsor and Mr. Gores is deemed to beneficially own 9,325,000 shares of the Issuer’s Common Stock held by Gores Sponsor.

(b) Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. The percentages represent the percentage of Common Stock beneficially owned by the Reporting Persons.

(c) Number of Shares as to which such Person has:

(i)	Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(ii)	Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv)	Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

GORES SPONSOR LLC

By:	/s/ Alec Gores
Name:	Alec Gores
Title:	Chairman and President

ALEC GORES

By:	/s/ Alec Gores
Name:	Alec Gores

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement, dated February 12, 2016, among Gores Sponsor LLC and Alec Gores.